BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	2765 Sand Hill Road Menlo Park, California 94025 TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

November 2, 2009 VIA EDGAR AND FACSIMILE Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549-3561		OUR FILE NUMBER 037,815-004 WRITER’S DIRECT DIAL (650) 473-2649 WRITER’S E-MAIL ADDRESS bcovotta@omm.com

Attn:	Ms. Lilyanna L. Peyser
Ms. Brigitte Lippmann
Mr. H. Christopher Owings

Re:	Design Within Reach, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 22, 2009
File No. 000-50807

Dear Mss. Peyser and Lippmann and Mr. Owings:

On behalf of Design Within Reach, Inc. (the “Company”), this letter is being sent in response to the Securities and Exchange Commission (the “SEC”) comment letter dated October 19, 2009 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A.

Set forth below is the Company’s response to the Comment Letter, with the Staff’s comment set out immediately preceding the Company’s response.

Preliminary Proxy Statement, filed September 22, 2009

1. We note that you disclose the following information in the filing:

•	On May 26, 2009, your board approved the term sheet with Glenhill.

•	On May 29, 2009, the company submitted a letter to Nasdaq requesting approval of a financial viability exception to some of Nasdaq’s rules of the proposed transaction with Glenhill.

•	On June 18, 2009, Nasdaq denied your request.

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•	On June 25, 2009, you notified Nasdaq of your decision to delist.

•	On July 6, 2009, trading of the company’s common stock was suspended by Nasdaq.

•	On July 20, 2009, pursuant to the securities purchase agreement entered into with Glenhill:

•	Glenhill invested $15 million of additional capital into the company in exchange for a 91.33% ownership stake.

•	Glenhill designated three out of five members of the board.

•	The company filed a Schedule 14f-1.

•	As of September 22, 2009, Glenn J. Krevlin (the managing member and control person of Glenhill) beneficially owned 92.8% of your shares, and has served as a member of the board since August 2009.

According to the information in your Form 10-K/A filed on May 4, 2009, Mr. Krevlin beneficially owned 17.2% of your shares as of April 15, 2009. We also note that the company adopted a second amendment to the Rights Plan on February 12, 2009, relating to certain exceptions for Glenhill. Please tell us what consideration you have given to whether the transaction triggers a Schedule 13E-3 filing obligation by the company, your directors, management or others.

The Company advises the Staff that the Company and the Investor (as defined below) considered the possibility that entry into that certain Securities Purchase Agreement, dated July 20, 2009 (the “Purchase Agreement”), by and between the Company and Glenhill Special Opportunities Master Fund LLC, an affiliate of Glenhill Capital Management, LLC (collectively, with Glenn J. Krevlin, the “Investor”) would trigger a Schedule 13E-3 filing obligation. Following discussions among management, the Board of Directors, the Investor and legal counsel, the Company concluded that the transaction did not trigger a Schedule 13E-3 filing obligation by the Company, its directors, management or others.

Background

For the Staff’s background, the Investor invested $15 million of additional capital into the Company pursuant to the Purchase Agreement in exchange for a 91.33% ownership stake. Because the Company did not have sufficient authorized shares of common stock, the Investor purchased 15,400,000 shares of the Company’s common stock (the Company’s remaining authorized shares) at a purchase price of $0.15 per share and 1,000,000 shares of a new series of Series A Convertible Preferred Stock at a purchase price of $12.675 per share. The 1,000,000 shares of Series A preferred stock are convertible into a number of shares of the Company’s common stock such that the common stock issued in the private placement and the common

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stock issuable upon conversion of the Series A preferred stock will, in the aggregate, represent 91.33% of the Company’s outstanding common stock. Affiliates of the Investor owned approximately 17.1% of the Company’s outstanding common stock as of July 2, 2009, as reported in the Company’s Schedule 14f-1 filed on July 20, 2009. The Company delisted its common stock from The NASDAQ Global Market pursuant to a Form 25 filed on July 6, 2009, and the Company notified the SEC of its intent to deregister its common stock with the SEC under Rule 12g-4(a)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 15d-6 of the Exchange Act pursuant to a Form 15 filed on October 16, 2009.

Rule 13e-3

A transaction is subject to Rule 13e-3 promulgated under the Exchange Act (“Rule 13e-3”) if, among other things, it involves:

(a)	a purchase of any equity security;

(b)	by the issuer of such security or by an affiliate of such issuer;

and such purchase

(a)	has the purpose or effect of causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or causes the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or Section 15(d); or

(b)	has the purpose or effect of causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system or any registered national securities association.

In the transaction under review, (a) the Company delisted its common stock from The NASDAQ Global Market pursuant to a Form 25 filed on July 6, 2009, (b) the Investor entered into an agreement to purchase equity securities of the Company on July 20, 2009 and (c) the Company notified the SEC of its intent to deregister its common stock with the SEC under Rule 12g-4(a)(1) of the Exchange Act and Rule 15d-6 of the Exchange Act pursuant to a Form 15 filed on October 16, 2009. Therefore, Rule 13e-3 would be implicated if (i) the Investor was an “affiliate” of the Company at the time the Investor purchased equity securities of the Company and (ii) such purchase caused the Company to delist its common stock from The NASDAQ Global Market or deregister its common stock with the SEC. Conversely, Rule 13e-3 would not be implicated if (i) the Investor was not an “affiliate” of the Company at the time the Investor purchased equity securities of the Company or (ii) such purchase did not cause the Company to

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delist its common stock from The NASDAQ Global Market or deregister its common stock with the SEC.

Definition of “Affiliate”

The Board of Directors of the Company extensively discussed whether the Investor was an affiliate of the Company at meetings of the Board of Directors held on May 21, 2009 and June 24, 2009. Under Rule 13e-3(a)(1), an “affiliate” of the Company is a person or entity that “directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with” the Company. “Control” is defined in Rule 10A-3(e)(4) of the Exchange Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Based on this definition, an entity is an affiliate of the Company if it has the ability to control the Company, even if it does not actually exert such control over the Company.

The Investor owned approximately 17.1% of the Company’s outstanding common stock as of July 2, 2009, as reported in the Company’s Schedule 14f-1 filed on July 20, 2009. Pursuant to pronouncements of the SEC, this level of ownership creates a rebuttable presumption that a person is an affiliate. However, this presumption can be rebutted if there are no indicia of control other than stock ownership. This is a very fact intensive inquiry. In considering whether the Investor was an affiliate, the Board of Directors of the Company considered the following additional facts:

•	There was another stockholder at the time of the Investor’s purchase of the Company’s equity securities that owned approximately 17.4% of the Company’s outstanding common stock;

•	There were two other stockholders at the time of the Investor’s purchase of the Company’s equity securities that each owned in excess of 5% of the Company’s common stock;

•

The Investor did not have frequent contact with the members of the Company’s Board of Directors. In many cases, the Investor had had no contact with the members of the Board of Directors. In the other cases, he had only sporadic and infrequent contact;

•	The Investor did not have any more access to management of the Company than any other stockholder;

•	The Investor did not receive any financial information regarding the Company that was not provided to all stockholders;

•	The Investor did not have a representative on the Board of Directors of the Company.

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While one director was suggested for nomination by the Investor, this suggestion arose out of a request by the Company to all major stockholders for recommendations, the suggestion was fully vetted by the Company’s Nominating Committee, the director was not affiliated with the Investor and the director has had infrequent contact with the Investor since his appointment to the Board of Directors; and

•	The Investor was otherwise treated the same as any other stockholder.

In the course of its discussions, the Board of Directors also considered examples where the Investor was unable to control the direction of the Company, including, without limitation:

•	The Investor lobbied for the repeal of the Company’s Rights Plan. The Rights Plan remained in effect; and

•

When the Company sought to increase the number of shares of common stock authorized for issuance pursuant to its equity incentive plan in June 2006, the Investor informed the Company that the Investor would only vote in favor of the proposal if the Investor were permitted to designate a member of the Board of Directors. The Company refused to allow the Investor to designate a member of the Board of Directors. The Investor did not vote in favor of the proposal to increase the authorized shares and attempted to influence other stockholders to vote against such proposal. The Investor also filed an amendment to its Schedule 13D on June 20, 2006 attaching a letter to the Chairman of the Board of Directors indicating the Investor’s desire that the size of the Board of Directors be expanded and that the Investor would vote against any increase in the number of shares authorized for issuance under the Company’s stock option plan. The Company’s proposal to increase the authorized shares was nevertheless approved by its stockholders.

Based upon these facts, the Board of Directors concluded that the Investor did not have any indicia of control over the Company and was therefore not an affiliate of the Company for purposes of Rule 13e-3 at the time of the transaction.

The Company also considered whether management of the Company was involved in the transaction in such a manner to implicate Rule 13e-3. Management did not enter into any new employment relationships or have any other agreements regarding their employment relationship after the transaction. In fact, outstanding stock options under the Company’s 2004 Equity Incentive Award Plan were terminated in connection with the transaction. Moreover, Ray Brunner, the Chief Executive Officer of the Company, was recently terminated by the Company.

Delisting and Deregistration of Company Common Stock

Under Rule 13e-3(a)(3)(ii), in order for a transaction to qualify as a Rule 13e-3 transaction, it must have a reasonable likelihood or a purpose of producing the effect of either of the following:

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(a)	causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or causes the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or Section 15(d); or

(b)	causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system or any registered national securities association.

With respect to the deregistration of the Company’s common stock which was subject to Section 12(g) and Section 15(d) of the Exchange Act, the Company filed a Form 15 on October 16, 2009, indicating its intent to terminate its reporting obligations under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1) and giving notice of its suspension of its reporting obligations under Section 15(d) of the Exchange Act pursuant to Rule 15d-6. The Company had fewer than 300 holders of record of its common stock as of January 4, 2009, the date of the beginning of its current fiscal year. As a result, the Company has been eligible to take advantage of Rule 12g-4(a)(1) and Rule 15d-6 since the beginning of the fiscal year and has recently elected to do so with its recently filed Form 15. Accordingly, the Company was eligible to terminate its reporting obligations under Section 12(g) and Section 15(d) of the Exchange Act well prior to the Investor’s purchase of the Company’s equity securities. As such, the Company believes that such purchase did not cause a class of equity securities that is subject to Section 12(g) or Section 15(d) of the Exchange Act (the Company’s common stock) to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or cause the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 or suspension under Rule 12h-3 or Section 15(d). The Company’s situation is similar to the circumstances described in Question 104.01 of the SEC’s Compliance and Disclosure Interpretations for “Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3” in which the SEC’s answer states that a transaction is not deemed to “cause” an issuer’s class of securities to become eligible for termination of registration or suspension of the obligation to report and therefore does not produce the going private effects specified under Rule 13e-3(a)(3)(ii)(A) if such issuer is already eligible to terminate registration under Section 12(g) of the Exchange Act or to suspend its obligation to report under Section 15(d) of the Exchange Act.

With respect to the delisting of the Company’s common stock from The NASDAQ Global Market, the Company delisted its common stock effective as of July 6, 2009 pursuant to a Form 25 filed on the same date. The delisting was effective before the Investor’s purchase of the Company’s equity securities. Moreover, as stated in the Company’s press release of June 25, 2009 which was attached as an exhibit to the Company’s Form 8-K filed on June 25, 2009, the Company’s decision to delist was reached, in part, as a part of the Company’s overall strategy of conserving resources and improving cost-effectiveness and under the view that the benefits of a NASDAQ listing did not justify the expense and administrative burden associated with

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maintaining such a listing. As disclosed in the Company’s proxy statement, the Board of Directors of the Company made the decision to delist regardless of whether a transaction could be negotiated with the Investor. As a result, the Company believes that its voluntary delisting of its common stock from The NASDAQ Global Market was not caused by the Investor’s purchase of the Company’s equity securities.

Conclusion

Under the foregoing analysis, the Company believes that the Investor’s purchase of the Company’s equity securities was not a Rule 13e-3 transaction that triggers a Schedule 13E-3 reporting obligation because (i) the Investor was not an affiliate of the Company for purposes of Rule 13e-3 because the Investor did not have any indicia of control over the Company, (ii) the Investor’s purchase of the Company’s equity securities did not cause a class of equity securities that is subject to Section 12(g) or Section 15(d) of the Exchange Act to become eligible for termination of registration or cause the reporting obligations with respect to such class to become eligible for termination because its common stock had been held by fewer than 300 holders of record since the first day of the current fiscal year and (iii) the Investor’s purchase of the Company’s equity securities did not cause the delisting of its common stock from The NASDAQ Global Market because the Company had voluntarily delisted its common stock prior to the Investor’s purchase of the Company’s common stock.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

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Thank you for your assistance with this matter. Please contact the undersigned at (650) 473-2649 with any questions or comments regarding this letter or the analysis set forth herein.

Sincerely,

/s/ Brian E. Covotta
Brian E. Covotta of O’Melveny & Myers LLP

cc:	Theodore Upland of Design Within Reach, Inc.
Glenn J. Krevlin of Glenhill Capital Management, LLC
Douglas S. Ellenoff of Ellenoff Grossman & Schole LLP
Gary M. Singer of O’Melveny & Myers LLP
Robert T. Plesnarski of O’Melveny and Myers LLP